Exhibit 99.1

July 10, 2023

IPERIONX AND APERAM RECYCLING PARTNER TO CREATE 100% RECYCLED TITANIUM SUPPLY CHAIN

IperionX Limited (“IperionX”) (NASDAQ:IPX, ASX: IPX) and Aperam Recycling (“Aperam”) through its American entity ELG Utica Alloys (“ELG”) have executed an agreement to create a low-carbon 100% recycled titanium supply chain.  ELG will supply clean titanium scrap metal and IperionX will use its patented titanium processing technologies to produce low-carbon titanium metal for a more sustainable and fully circular supply chain.

Aperam is a global player in stainless, electrical and specialty steel and recycling. The business is organized in four primary reportable segments: Stainless & Electrical Steel, Services & Solutions, Alloys & Specialties and Recycling & Renewables, which aims to place the circular economy at the heart of Aperam’s growth strategy.

ELG – part of Aperam Recycling - is a leading global specialist in sourcing and processing titanium, stainless steel and super alloys and currently processes more than one million metric tonnes of metal p.a.

Titanium metal is currently sourced over long distances from high carbon supply chains with traceability issues. Domestic manufacturing of titanium components generates a large amount of titanium scrap metal in the form of cuttings and turnings which are typically downcycled to the ferrotitanium market.

To ensure a more affordable and sustainable domestic manufacturing sector, the U.S. needs to re-shore low carbon titanium production, unlock new sources of titanium materials and close the loop of the supply chain by recycling more titanium metal. Higher levels of titanium recycling can reduce costs, lower carbon emissions and mitigate supply chain shortages.

This agreement between IperionX and ELG will use scrap titanium feedstocks from manufacturing waste and end-of-life titanium metal products, to re-shore advanced low-carbon titanium metal production and create a more sustainable, 100% recycled U.S. titanium supply chain.

Carsten Becker, ELG Utica Alloys CEO said:

“We are happy to announce our new partnership with IperionX, further growing the circular economy for titanium in the U.S. This agreement with IperionX enables us to ensure that even more titanium material is recycled and stays in a closed loop, overall reducing carbon emissions and further driving Aperam’s sustainability efforts.”

IperionX		Aperam Recycling / ELG Utica Alloys

129 W Trade Street, Suite 1405	1080 Confroy Drive	Kremerskamp 16, D-47138	233 Weston Street
Charlotte, NC 28202	South Boston, VA 24592	Duisburg, Germany	Hartford, CT 06120

Anastasios (Taso) Arima, IperionX CEO said:

“We are pleased to partner with ELG to advance a more sustainable 100% recycled U.S. titanium supply chain. This agreement with ELG provides the potential to unlock a secure, long term supply of scrap titanium feedstock to create value for our customers with a lower cost, low-carbon, titanium supply chain for advanced American manufacturing.”

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 704 461 8000

Appendix I: Key terms of the Agreement

ELG has agreed to supply IperionX with an initial 10 metric tonnes of titanium scrap metal at a price of ~$60,000 (“Initial Supply”).

ELG and IperionX have also agreed to negotiate in good faith to agree a long-term titanium scrap supply and processing agreement (“Strategic Agreement”), with key terms to include:

•	ELG to supply titanium scrap feedstock to IperionX;
•	Start date to align with first production from IperionX’s planned Titanium Demonstration Facility in Virginia;
•	Volumes of titanium scrap supply are anticipated to be 12 metric tonnes per month;
•	Development of ELG toll processing of titanium scrap metal sourced by IperionX;
•	Pricing methodology for titanium scrap supply and titanium tolling services; and
•	Proposed term of at least 5 years.

About IperionX

IperionX’s mission is to be the leading developer of low carbon titanium for advanced industries including space, aerospace, electric vehicles and 3D printing. IperionX holds an exclusive option to acquire breakthrough titanium technologies that can produce titanium products that are low carbon and fully circular. IperionX is producing titanium metal powders from titanium scrap at its operational pilot facility in Utah, and intends to scale production at a Titanium Demonstration Facility in Virginia. IperionX holds a 100% interest in the Titan Project, which has the largest JORC-compliant resource of titanium, rare earth and zircon rich mineral sands in the United States.

About Aperam

Aperam is a global player in stainless, electrical and specialty steel and recycling. Aperam has a flat Stainless and Electrical steel capacity of 2.5 million tonnes in Brazil and Europe and is a leader in high value specialty products. In addition to its industrial network, spread over six production facilities in Brazil, Belgium and France, Aperam has a highly integrated distribution, processing and services network and a unique capability to produce low carbon footprint stainless and special steels from biomass, stainless steel scrap and high performance alloys scrap. With BioEnergia and its unique capability to produce charcoal made from its own FSC®-certified forestry and with our recycling activities (expanded with our acquisition of ELG in 2021), a global leader in collecting, trading, processing and recycling of stainless steel scrap and high performance alloys, Aperam’s places sustainability at the heart of its business, helping customers worldwide to excel in the circular economy. Thanks to BioEnergia forestry sequestration, Aperam’s Brazilian operations presented a certified net negative GHG balance (scope 1+2) in 2022.

In 2022, Aperam had sales of EUR 8,156 million and shipments of 2.31 million tonnes.

About ELG Utica Alloys

ELG Utica Alloys is part of ELG Group - Aperam Recycling division - a world-leading trader and recycler of stainless steel, high-performance alloys and metals and prime materials, with revenues of more than $2 billion. ELG Utica Alloys is one of the world’s leading specialists in sourcing, processing, and supplying high-performance alloys and metals. For further information, please refer to our website at www.aperam.com.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.